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November 10, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Material fact dated November 10, 2005, entitled, "FCC Construction Enhances its Infrastructure Concessions."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Matthew Telford
*Legal Assistant*

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dlw 11/14

# FCC CONSTRUCTION ENHANCES ITS INFRASTRUCTURE CONCESSIONS

**Madrid, November 10th, 2005**. FCC Construcción, S.A. has initiated procedures to concentrate its participations in infrastructure concessions, so as to enhance them.

It has, up to today, completed three operations:

- It has acquired participations from Abertis and ACS in the Autopista Central Gallega concession company, which totalised 31%.

  This toll motorway, of 57 kilometres long, links the Alto de Santo Domingo, in the province of Orense, with Santiago de Compostela. The concession ends in 2073.

- It has acquired from Abertis the third part of the main administrative concession holder's shares of the ring road to Madrid M-45, N-II O'Donell N-IV section motorway.

  These shares represent 8,33% of the total company share capital, and added to the 25% that FCC Construcción already owned, they totalise 33,3%.

  This section of the M-45 of 14,1 kilometres long, is financed under shadow tolling and the concession is for a period of 25 years. During 2004, the daily average traffic was of 64.517 vehicles.

- It has sold to Iberpistas and to Inversora de Infraestructuras, in equal parts, the minor 15,75% participation it had in the Madrid R-3 and R-5 concession company.

These operations have generated for FCC Construcción an added value of over two million euros.

On the other hand, FCC Construcción continues with its international growth in the infrastructure concession area. It has just recently been pre-qualified for the Indiana-Toll Road concession, in the United States, for a period of 50 years, with a length of over 240 kilometres.